

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

June 26, 2017

<u>Via E-mail</u>
Anthony L. Mattacchione
Chief Financial Officer and
 Senior Vice President
Bruker Corporation
40 Manning Road
Billerica, Massachusetts 01821

> **Re:** **Bruker Corporation**
> **Form 10-K for the Fiscal Year Ended December 31, 2016**
> **Filed March 1, 2017**
> **File No. 000-30833**

Dear Mr. Mattacchione:

We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2016</u>

<u>Item 7. Management's Discussion And Analysis of Financial Condition and Results of Operations</u>

<u>Income Tax Provision, page 47</u>

1.   We note the significant impact of the foreign tax rate differential on your effective tax rate on page 100. In future filings, revise to explain the impact of non-U.S. lower taxed jurisdictions on your effective tax rate, including a discussion of the primary taxing jurisdictions where your foreign earnings are derived, the location of tax holidays and the relevant statutory rates in those jurisdictions. Discuss any uncertainties relating to the

income tax rates or benefits you currently receive in those jurisdictions. Refer to Item 303(a)(3) of Regulation S-K.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Andri Carpenter at (202) 551-3645 or me at (202) 551-3676 if you have questions regarding comments on the financial statements and related matters. Please contact Caleb French at (202) 551-6947 or Geoff Kruczek, Special Counsel, at (202) 551-3641 with any other questions.

Sincerely,

/s/ Brian Cascio

Brian Cascio
Accounting Branch Chief
Office of Electronics and Machinery